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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

  NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

654407105
(CUSIP Number)

Initial Public Offering — December 3, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: |_| Rule 13d-1(b) |_| Rule 13d-1(c) |X| Rule 13d-1(d)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kenneth Sze Ho Siu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_| (b) |_| Not applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization The Commonwealth of Australia
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,436 ordinary shares
	6.	Shared Voting Power 4,682,877 ordinary shares
	7.	Sole Dispositive Power 10,436 ordinary shares
	8.	Shared Dispositive Power 4,682,877 ordinary shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,693,313 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
11.	Percent of Class Represented by Amount in Row (9) 13.6%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

                  (a)     Name of Issuer:

                            Ninetowns Digital World Trade Holdings Limited

                  (b)     Address of Issuer’s Principal Executive Offices

                            5th Floor, Union Plaza
                            20 Chaowai Street, Chaoyang District
                            Beijing 100020, People’s Republic of China

Item 2.

                  (a)     Name of Person Filing

                            Kenneth Sze Ho Siu

                  (b)     Address of Principal Business Office or, if none, Residence

                            c/o Ninetowns Digital World Trade Holdings Limited
                            5th Floor, Union Plaza
                            20 Chaowai Street, Chaoyang District
                            Beijing 100020, People’s Republic of China

                  (c)     Citizenship

                            The Commonwealth of Australia

                  (d)     Title of Class of Securities

                            Ordinary Shares

                  (e)     CUSIP Number

                            654407105

Item 3.     Not applicable

Item 4.     Ownership

                  (a)      Amount beneficially owned:

                            4,693,313 ordinary shares

                  (b)      Percent of class:

                            13.6%

                  (c)      Number of shares as to which the person has:

                            (i)        Sole power to vote or to direct the vote:

                                         10,436 ordinary shares

                            (ii)        Shared power to vote or to direct the vote:

                                         4,682,877 ordinary shares

                            (iii)        Sole power to dispose or to direct the disposition of :

                                         10,436 ordinary shares

                            (iv)        Shared power to dispose or to direct the disposition of :

                                         4,682,877 ordinary shares

                            Mr. Siu beneficially owns 4,682,877 ordinary shares through his 55.0% ownership of Great Towns Holdings Limited, which beneficially owns 56.47% of Jitter Bug.

                            Mr. Siu also beneficially owns 10,436 ordinary shares underlying his share options that are currently exercisable or exercisable within 60 days of the date of this filing.

Item 5.     Ownership of Five Percent or Less of a Class

                  Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being
                 Reported on By the Parent Holding Company or Control Person

                  Not applicable

Item 8.     Notice of Identification and Classification of Members of the Group

                  Not applicable

Item 9.     Notice of Dissolution of Group

                  Not applicable

Item 10.   Certification

                  Not applicable

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Date:  February 8, 2005

Signature:	/s/ Kenneth Sze Ho Siu Kenneth Sze Ho Siu